CE FRANKLIN LTD.

FORM OF PROXY

PROXY SOLICITED BY MANAGEMENT FOR THE
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on Thursday, April 26, 2012

The undersigned holder ("Shareholder") of common shares (the "Common Shares") of CE Franklin Ltd. (the "Corporation") hereby appoints Michael S. West, President and Chief Executive Officer or failing him, Robert McClinton, Chairman of the Board of Directors of the Corporation, or instead of either of them, ________________________________________, as proxy, with power of substitution, to attend, act and vote for and on behalf of the Shareholder with respect to all of the Common Shares held by the Shareholder, at the annual general and special meeting (the "Meeting") of the Shareholders of the Corporation to be held at the principal office of the Corporation at 1800, 635-8th Avenue S.W., Calgary, Alberta on Thursday, April 26, 2012 at 2:30 p.m. (Calgary time), and at any adjournment(s) thereof, with the same powers that the Shareholder would have if the Shareholder were present at the Meeting, or any adjournment(s) of the Meeting.  This Proxy is accompanied by a formal notice of the meeting (the "Notice") and an Information Circular (the "Information Circular"), both dated February 21, 2012, providing more detailed information on the matters to be addressed at the Meeting.  Without limiting the above proxy appointment, such proxy is instructed to vote at the Meeting as follows:

1.	ELECTION OF DIRECTORS:

FOR	WITHHOLD
☐	☐	01. Michael J.C. Hogan

☐	☐	02. John J. Kennedy

☐	☐	03. Robert McClinton

☐	☐	04. Dharmesh Prasad

☐	☐	05. Bradley J. Thomson

☐	☐	06. Keith S. Turnbull

☐	☐	07. Michael S. West

2.
FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as Auditors of the Corporation at such remuneration as may be fixed by the Board of Directors.

3.
FOR ☐or AGAINST  ☐ the ordinary resolution approving all unallocated options pursuant to the Corporation’s existing stock option plan to meet Toronto Stock Exchange requirements, as more particularly described in the Information Circular.

4.	On any amendments or variations to any of the above matters and any other matters that may properly come before the Meeting.

THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON THE ITEMS ABOVE AS THE SHAREHOLDER SPECIFIES BY MARKING AN "X" IN THE BOXES PROVIDED FOR THAT PURPOSE.  IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD VOTED "FOR" THE FOREGOING MATTERS.

IF THE SHAREHOLDER DOES NOT WANT TO APPOINT EITHER OF THE INDIVIDUALS NAMED IN THIS PROXY, HE OR SHE SHOULD INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON HE OR SHE WISHES TO ACT AS THEIR PROXY, WHO DOES NOT NEED TO BE A SHAREHOLDER OF THE CORPORATION.

THE SHAREHOLDER ALSO HEREBY CONFERS DISCRETIONARY AUTHORITY ON HIS OR HER PROXY TO VOTE THE SHAREHOLDER’S COMMON SHARES IN THE PROXY'S DISCRETION ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND ON ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OF THE MEETING.

This Proxy must be dated and signed by the Shareholder or by his or her attorney, duly authorized in writing, or, in the case of a corporation, executed by a duly authorized officer or officers or attorney for the corporation.  If this Proxy is not dated, it shall be deemed to bear the date on which the Information Circular was distributed by the Corporation to the Shareholders.

 For this Proxy to be effective, it must be delivered in person, by mail or fax to the offices of Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; fax (866) 249-7775.  Proxies must be received not less than forty eight (48) hours before the time fixed for holding the Meeting or any adjournment thereof (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) at which the person named in this Proxy intends to vote.

The Shareholder hereby revokes any proxy previously given for use at the Meeting.

Dated

Signature of Shareholder
Name of Shareholder (Please Print)

Please sign exactly as name appears on the address label on the left.  Joint owners should each sign.  Executors, administrators and trustees, etc. should attach evidence of their authority and a corporation should affix its seal hereto.  Shareholders who do not expect to attend the Meeting in person are requested to date and sign the enclosed instrument appointing a proxy and return it in the envelope provided for that purpose.